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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                LIVEPERSON, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    538146101
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

-------------------------                              -------------------------
CUSIP NO. 538146101                                         Page 2 of 6 Pages
-------------------------                              -------------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bridger Management, LLC

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) |X|


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   3     SEC USE ONLY



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   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
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      NUMBER OF           5    SOLE VOTING POWER

        SHARES                 0
                          ------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER

       OWNED BY                1,000,000
                          ------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER

      REPORTING                0
                          ------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER

         WITH                  1,000,000
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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               1,000,000

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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


         2.8%
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  12     TYPE OF REPORTING PERSON*


         OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

-------------------------                              -------------------------
CUSIP NO. 538146101                                         Page 3 of 6 Pages
-------------------------                              -------------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Roberto Mignone

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) |X|


--------------------------------------------------------------------------------
   3     SEC USE ONLY



--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
--------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER

        SHARES                 0
                          ------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER

       OWNED BY                1,000,000
                          ------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER

      REPORTING                0
                          ------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER

         WITH                  1,000,000
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               1,000,000


--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


         2.8%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 4 of 6 Pages

Item 1(a).        Name of Issuer: LivePerson, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                        462 Seventh Avenue, 21st Floor, New York, NY 10018 United States.

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  Bridger Management, LLC, a Delaware limited liability company and Mr. Roberto Mignone ("Mr. Mignone"), each having offices at 101 Park Avenue - 48th Floor, New York, NY 10178. Mr. Mignone is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).        CUSIP Number:  538146101

Item 3.           Not Applicable.

Item 4.           Ownership.

                  1.    Bridger Management, LLC:

                        (a) Amount beneficially owned: 1,000,000 shares.
                        (b) Percent of class: 2.8%.
                        (c) Number of shares as to which such person has:
                            (i)   Sole power to vote or to direct the vote: 0
                            (ii)  Shared power to vote or to direct the
                                  vote: 1,000,000 shares
                            (iii) Sole power to dispose or to direct the
                                  disposition of: 0
                            (iv) Shared power to dispose or to direct the disposition of: 1,000,000 shares.

                  2.    Roberto Mignone

                        (a) Amount beneficially owned: 1,000,000 shares.
                        (b) Percent of class: 2.8%
                        (c) Number of shares as to which such person has:
                            (i)   Sole power to vote or to direct the vote: 0
                            (ii)  Shared power to vote or to direct the vote:
                                  1,000,000 shares
                            (iii) Sole power to dispose or to direct the
                                  disposition of: 0
                            (iv) Shared power to dispose or to direct the disposition of: 1,000,000 shares.


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                                                               Page 5 of 6 Pages

The Common Stock reported herein is beneficially owned as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC. Mr. Mignone is the managing member of Bridger Management, LLC.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Common Stock reported herein is held by certain accounts managed by Bridger Management, LLC. No such interest relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]


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                                                               Page 6 of 6 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2004

                                                BRIDGER MANAGEMENT LLC

                                                By: /s/ Roberto Mignone
                                                --------------------------------
                                                Roberto Mignone, Managing Member